UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69905 /July 2, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15305

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In the Matter of

SINOHUB, INC.

                          :   ORDER MAKING FINDINGS AND
                          :   REVOKING REGISTRATION BY
                          :   DEFAULT

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       The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on April 25, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent SinoHub, Inc. (SinoHub), repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

       The Office of the Secretary provided evidence that SinoHub was served with the OIP on April 29, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). SinoHub's Answer was due ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On June 13, 2013, SinoHub was ordered to show cause why this proceeding should not be determined against it. See 17 C.F.R. § 201.155(a). SinoHub has not filed an Answer and did not respond to the show cause order.

       SinoHub is in default for failing to file an Answer or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Findings of Fact and Conclusions of Law

       SinoHub, Central Index Key No. 0001406574, is a Delaware corporation located in Shenzhen, People's Republic of China. SinoHub has a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. As of March 11, 2013, SinoHub traded in the over-the-counter markets. SinoHub's fiscal year ends on December 31 and it is required to file periodic and other reports with the Commission as a smaller reporting company.

SinoHub is delinquent in its periodic filings with the Commission. In particular, SinoHub failed to file its Forms 10-Q for the second and third quarter for the 2012 fiscal year and failed to file a Form 10-K for the year ended December 31, 2012. Additionally, SinoHub failed to respond to comments from the Commission's Division of Corporation Finance (Corporation Finance) concerning the company's Form 10-K for the year ended December 31, 2011.

SinoHub's Form 10-Q for the quarter ended June 30, 2012, was due on August 14, 2012. On August 14, 2012, SinoHub filed a Form 12b-25 announcing that it was unable to timely file its Form 10-Q for the quarter ended June 30, 2012, "'without unreasonable effort or expense. [SinoHub] expects to file the report within the extension period.'" To date, SinoHub has not filed a Form 10-Q for the period ended June 30, 2012.

SinoHub's Form 10-Q for the quarter ended September 30, 2012, was due on November 14, 2012. To date, SinoHub has not filed this Form 10-Q. SinoHub's Form 10-K for the year ended December 31, 2012, was due on April 1, 2013. To date, SinoHub has not filed this Form 10-K.

On September 14, 2012, Corporation Finance issued comments to SinoHub concerning the company's Form 10-K for the year ended December 31, 2011, and the Form 8-K dated September 6, 2012. On December 14, 2012, Corporation Finance notified SinoHub that the comments from the September 14, 2012, letter remained outstanding and unresolved, and that, since the company failed to provide a substantive response, Corporation Finance was terminating its review.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, SinoHub has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of SinoHub.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of SinoHub, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge